Filed Pursuant To Rule 433

Registration No. 333-217785

February 13, 2018

SPDR Gold Shares (GLD®) was the rst US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD’s 2004 debut, so for institutional investors, understanding that there are many factors to consider when choosing a gold ETF is of paramount importance.
Liquidity
One factor to consider for institutional investors is the market size, because trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume nearly 9 times higher than its closest competitor.
12-Month Average Daily Notional Trading Volume
GLD $887,530,587 IAU $102,081,227
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/29/2017. The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.
Higher liquidity tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD’s biggest competitor by assets.1 That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That’s why the bid-ask spread on GLD, measured in basis points, is lower than IAU’s in the following table.
Bid/Ask Spread Comparison
GLD
IAU
Share Price
$123.65
$12.51
Bid/Ask Spread ($)
0.01
0.01
Bid/Ask Spread (bps)
0.81
8.00
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/29/2017. Share price is as of 12/29/2017. Bid/Ask Spread data is for the month of
December 2017.
The table above shows GLD and its biggest US-listed competitor, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.
Trading Comparison
GLD’s higher share price is also a factor in its advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 8,087 shares of GLD, compared to 79,936 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.
Gold Exposure Comparison
GLD
IAU
Investment
$1,000,000
$1,000,000
Share Price
$123.65
$12.51
Bid/Ask Spread
$0.01
$0.01
Trading Cost
$81.38
$799.95
Shares Purchased
8,087
79,936
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/29/2017.
Options Liquidity
Trading GLD options is less expensive for the same reasons as trading GLD shares. GLD’s options market is more thn 3,026 times larger than its closest competitor, IAU, as the table below shows. The higher volume means tighter spreads and lower trading costs using GLD options versus using IAU options.
Also, the trading costs related to options is subject to the same per-share realities as trading GLD shares. For the same-sized transaction, the total bid-ask spread costs trading GLD options will be about one-tenth as much as using IAU options.
Notional Options Open Interest
GLD $36,751,525,030
IAU $12,147,210
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 12/29/2017.
SPDR® Gold Shares ETF Capital Markets Perspective

Securities Lending Revenue
Securities lending can potentially offset costs for institutional investors because of the revenues it can generate. The average amount on loan of GLD shares from January 2017 through December 2017 was $433 million, compared to $95 million for IAU. It is key to note that the gold backing GLD’s shares is never traded, leased or loaned.
Securities Lending Revenue Comparison
GLD
IAU
Average Total Balance ($m)
$433.53
$95.00
Average Utilization Rate (%)
23.47
46.01
Average Security Lending Fee (bps)
12.65
19.99

Source: Markit, State Street Global Advisors, as of 12/29/2017.
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Important Risk Information
Information represented in this piece does not constitute legal, tax, or investment advice. Investors should consult their legal, tax, and financial advisors before making any financial decisions.
The funds presented herein have different investment objectives, costs and expenses. Each fund is managed by a different investment firm, and the performance of each fund will necessarily depend on the ability of their respective managers to select portfolio investments. These differences, among others, may result in significant disparity in the funds’ portfolio assets and performance. For further information on the funds, please review their respective prospectuses.
Securities lending programs and the subsequent reinvestment of the posted collateral are subject to a number of risks, including the risk that the value of the investments held in the collateral may decline in value and may at any point be worth less than the original cost of that investment.
Investing involves risk, and you could lose money on an investment in GLD.
ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns.
Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.
Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs.
Diversification does not ensure a profit or guarantee against loss.
Investing in commodities entails significant risk and is not appropriate for all investors.
Important Information Relating to SPDR Gold Shares Trust (“GLD®”):
The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents
GLD has filed with the SEC for more complete information about GLD and
At GLD’s inception, each GLD share represented about 0.10000 of a troy ounce of gold. But accumulated expenses related to GLD’s expense ratio has caused this relationship to shift over time. As of 12/29/2017, each GLD share equaled about
0.09492 of a troy ounce of gold. After IAU’s 10-for-1 share split, payable June
23, 2010, one IAU share represented about 0.01000 of a troy ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to
IAU’s expense ratio. As of 12/29/2017, each IAU share equaled about 0.00961 of a troy ounce of gold.
this offering. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. When distributed electronically, the GLD prospectus is available by clicking here. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.
GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.
GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent.
The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council in not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard
& Poor’s Financial Services LLC, a division of S&P Global (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones); and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sublicensed for certain purposes by State Street Corporation. State Street
Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index.
For more information, please contact the Marketing Agent for GLD: State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Boston, MA, 02111; T: +1 866 320 4053 spdrgoldshares.com.
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State Street Global Advisors ID12051-2023233.1.1.NA.INST 0218 Exp. Date: 06/30/2018

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.